
07069465

SECURITIES AND EXCHANGE COMMISSION
Washington , D.C. 20549


RECEIVED
JUN 2 2 2007
185
PROCESSING
SECTION

FORM 11-K
ANNUAL REPORT

(Mark One):

__X__ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

_____ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission File number 1-3677

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

ALCANCORP EMPLOYEES' SAVINGS PLAN
8770 W Bryn Mawr Avenue
Chicago, IL 60631

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive offices:

ALCAN, INC.
1188 Sherbrooke Street West
Montreal, Quebec
Canada H3A 3G2


PROCESSED
JUL 0 3 2007
THOMSON
FINANCIAL

Financial Statements

Financial statements included in this Annual Report:

Alcancorp Employees' Savings Plan - December 31, 2005 and 2004
- Report of Independent Accountants
- Statement of Net Assets
- Statement of Changes in Net Assets
- Notes to Financial Statements

Exhibits

Exhibit included in this Annual Report:
- Consent of PricewaterhouseCoopers (Chicago)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Alcancorp Hourly Employees' Savings Plan has duly caused this Annual Report to be signed on its behalf by the Alcan Benefits Committee, Plan Administrator, by a duly authorized member thereof.

ALCANCORP EMPLOYEES' SAVINGS PLAN
By: Alcan Employee Benefits Committee
As Plan Administrator

By: ____________________
Paul Warner
Member, Alcan Benefits Committee

June 20, 2007

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 2-71234) of Alcan Inc. of our report dated April 30, 2007 relating to the financial statements of the Alcancorp Employees' Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP
Chicago, Illinois
June 19, 2007

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 2-71234) of Alcan Inc. of our report dated April 30, 2007 relating to the financial statements of the Alcancorp Employees' Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP
Chicago, Illinois
June 19, 2007

Alcancorp Employees' Savings Plan

Financial Statements and
Supplemental Schedule
December 31, 2005 and 2004

Note: All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because the conditions under which they are required are not present.



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Alcancorp Employees' Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Alcancorp Employees' Savings Plan (the "Plan") at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Chicago, Illinois
April 30, 2007

Statements of Net Assets Available for Benefits

	December 31, 2005	December 31, 2004
Investments:		
Interest in Master Trust (Note 3)	$ 183,275,009	$417,403,521
Receivables:		
Employer contributions	197,568	-
Participant contributions	395,732	-
Total receivables	593,300	-
Net assets available for benefits	$ 183,868,309	$ 417,403,521

Statements of Changes in Net Assets Available for Benefits

	For the Years Ended December 31, 2005	For the Years Ended December 31, 2004
Additions to net assets attributable to:		
Interest in net investment gain of Master Trust (Note 3)	$ 20,795,676	$ 32,388,923
Contributions:		
Employer	8,011,887	8,426,174
Participants	19,159,698	19,297,271
	27,171,585	27,723,445
Total additions	47,967,261	60,112,368
Deductions from net assets attributable to:		
Withdrawals and distributions	(35,651,796)	(27,076,245)
Net transfers to other plans	(245,850,677)	(4,639,867)
Total deductions	(281,502,473)	(31,716,112)
Net (decrease)/increase	(233,535,212)	28,396,256
Net assets available for benefits:		
Beginning of the year	417,403,521	389,007,265
End of the year	$ 183,868,309	$ 417,403,521

The accompanying notes are an integral part of these financial statements.

1. SUMMARY DESCRIPTION OF PLAN

The Alcancorp Employees' Savings Plan (the "Plan") was adopted by the Company's Board of Directors on February 24, 1981, and became effective on May 1, 1981. The Plan was modified effective January 1, 1985 to conform to Internal Revenue Code Section 401(k) for contributions made subsequent to March 31, 1985. The Plan is administered by Alcan Corporation ("the Company") and is subject to the provisions of the Employee Retirement Income Security Act (ERISA). Vanguard Fiduciary Trust Company (the "Trustee") maintains the funds and makes distributions, as directed by the Plan Administrator, to the participants or their beneficiaries. The Vanguard Group serves as the Plan's recordkeeper, allocating net assets to individual participant accounts. Participants may refer to the Plan agreement for a detailed description of the Plan's provisions.

Effective January 6, 2005, Alcan Inc. spun off its Rolled Products Division and its joint ownership in Logan Aluminum Inc. ("Logan") into a new company, Novelis Inc. ("Novelis"). Approximately 2,200 Novelis and Logan employees continued to participate in the Plan under a transitional services agreement. Novelis participants with a balance in the Company Stock Fund received one share of Novelis Stock for every five shares of Alcan Stock they owned. Novelis shares were credited to one of two new Company Stock Funds - Novelis Stock Fund for Alcan Employees and Novelis Stock Fund for Novelis Employees. In addition, a new Company Stock Fund was created for Novelis employees holding Alcan Stock -- the Alcan Stock Fund for Novelis Employees -- and any balance in the Company Stock Fund held by Novelis employees was transferred to this new fund. Alcan employees are not permitted to make any new contributions or exchange funds into the Novelis Stock Fund for Alcan Employees (closed fund). Similarly, Novelis employees are not permitted to make any new contributions or exchange funds into the Alcan Stock Fund for Novelis Employees (closed fund). See Note 3.

Eligibility

All full-time employees of the Company and certain related companies are eligible to join the Plan upon date of hire, or after one year of service for part-time employees. An employee who is represented by a collective bargaining agreement recognized by the Company shall be considered to be an eligible employee only when such status results as a condition of the collective bargaining agreement; currently there are no such employees eligible for the Plan.

Contributions and Vesting

Each participant may make contributions at the rate of 1% to 6% of such participant's compensation for each payroll period ("Basic Contribution"). The participant may elect to make all or a portion of this Basic Contribution on a before or after-tax basis subject to limits set by law.

The Company contributes a matching percentage of Basic Contributions based on the participant's contribution percentage, as outlined in the table below:

Participant Basic Contribution Percentage	Company Matching Percentage
1-3%	100.0%
4%	87.5%
5%	80.0%
6%	75.0%

A participant who has chosen to make a contribution at the rate of 6% may elect at any time to contribute additional voluntary amounts at the rate of 1% to 44% of such participant's compensation ("Additional Contribution"), subject to limits set by law.

Total pre-tax deferrals may not exceed $14,000 and $13,000 per participant under the age of 50 for calendar years 2005 and 2004, respectively. Total pre-tax deferrals may not exceed $18,000 and $16,000 for participants over 50 years old in 2005 and 2004, respectively.

Company contributions are invested in accordance with participant investment elections and may be transferred to any other fund on a daily basis. The Plan does not have any non-participant directed contributions. Participants are fully vested at all times in all contributions.

The Plan also accepts rollover contributions from other qualified plans or rollover IRAs. Such amounts were $1,254,734 and $702,693 in 2005 and 2004, respectively, and are included within participant contributions in the Statements of Changes in Net Assets.

The participant may elect to invest, in multiples of 1%, the participant's and the Company's contribution in any of the available investment funds. The Company Stock Fund is not available to participants whose employer is owned less than 50% by Alcan. As provided in the Plan, the participant may revise this election and/or elect to transfer any portion of the account balance from one fund to any other fund on a daily basis. All dividends, interest and other distributions received in respect of any fund are reinvested automatically in the same fund.

Termination Provision

The Company intends to continue the Plan indefinitely but reserves the right to terminate or amend the Plan as necessary. In the event the Plan is terminated, the accounts of the participants will be distributed at that time and in the manner determined by the Plan Administrator and in accordance with the terms of the Plan.

Participant Accounts

Each participant has two separate accounts under each fund in which contributions are invested on behalf of the participant. One account represents the participant's contributions and the earnings thereon ("Participant Account") and the other account represents the employer's contributions made on behalf of the respective participants, and the earnings thereon ("Employer Account"). The net value of each Participant Account and Employer Account is established on a daily basis through the valuation of the trust fund assets at market value, except for assets in the Fixed Income Fund, which were valued at contract value.

Plan Withdrawals and Distributions

Active participants may elect to make two withdrawals from the Plan in any given plan year. The Plan requires that any withdrawals be made in the following order of priority:

(a) any portion of after-tax contributions made before 1987,

(b) any portion of after-tax contributions made after 1986 and their earnings,

(c) any portion of earnings on after-tax contributions made before 1987,

(d) any portion of rollover contributions and their earnings,

(e) any portion of Company Matching contributions made before January 1, 2001,

(f) if the participant has attained age 59-1/2, any portion of Company Matching contributions made on or after January 1, 2001 and their earnings,

(g) if the participant has attained age 59-1/2, any portion of before-tax contributions and their earnings.

The withdrawal of any post-1986 after-tax contributions includes a pro-rata share of earnings.

Plan participants can apply for a hardship withdrawal from before-tax savings within the limits specified by the Internal Revenue Service ("IRS"). A participant must satisfy the Plan Administrator as to the hardship in order to obtain the withdrawal. This withdrawal, however, is not allowed until the maximum amount available to the participant from the Plan under the normal withdrawal and loan options are utilized. Ordinary income taxes are paid on all withdrawals, except withdrawals of after-tax contributions. Also, withdrawals (including hardship withdrawals) made by a participant before the age of 59-1/2 may be subject to an additional 10% tax on the taxable portion of the withdrawal.

Terminated or retired participants with more than $5,000 in the Plan may leave their money in the Plan until April 1 following the year they reach age 70-1/2 and may elect to make up to twelve withdrawals from the Plan per year.

Any withdrawals during the period of employment must be in cash. Distributions upon discontinuance of employment are made in cash with one exception: the participant may elect to receive shares from the Company Stock Fund.

Participant Loans

Participant loans made from the various investment options allow participants to borrow from their account, within the limits specified by the IRS. Loans are taken from a participant's account in the reverse order in which withdrawals are permitted (see above). Outstanding loan balances (the "Loan Fund") and loan transactions are maintained and managed by the Trustee.

Loans must be a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the participant's account balance. The loans bear interest equal to the prime rate, as published in the Wall Street Journal, on the first business day of the month in which the loans are obtained. Loan amounts are taken proportionately from each investment fund within each account based on their balances when the loan is processed. Principal and interest repayments made via payroll deductions or a lump-sum payment are made into the investment funds according to the participant's current investment election.

Individuals who retire or are terminated prior to meeting their loan obligation have the option to pay the outstanding balance in one lump sum or the loan becomes a distribution from the participant's account. Such distributions are accounted for as withdrawals within the Statements of Changes in Net Assets Available for Benefits.

Plan Transfers

During 2005 and 2004, $437,137 and $56,094, respectively, were transferred to the Plan, representing account balances for participants of the Alcancorp Hourly Employees' Savings Plan who changed their employment status and became eligible for this Plan.

In addition, there were transfers from this Plan to other plans not in the Master Trust in the amount of $246,287,814 and $4,695,961 for the years ended December 31, 2005 and 2004, respectively (see Note 3).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accounting records of the Plan are maintained on the accrual basis.

Valuation of Investments and Income Recognition

The Master Trust's investments, other than the Vanguard Retirement Savings Trust ("VRST"), are stated at fair value, based upon quoted market prices at the close of the last business day on or before December 31. The VRST is a stable value common collective trust, and intends to maintain a constant net asset value of $1.00 per unit. It is included in the financial statements at contract value which approximates fair value. Participant loans are valued at their outstanding principal balances. Investment purchases and sales are recorded on the trade date basis. Interest is recorded when earned. Dividends are recorded on the ex-dividend date. Capital gains distributions are included in dividend income of the Master Trust.

Prior to November 2004, the Master Trust invested in the Fixed Income Fund, which was valued at contract value (contributions received, plus interest, less plan withdrawals) because it was fully benefit-responsive. The Fixed Income Fund invested in a diversified portfolio of fully-benefit responsive investment contracts that were backed either by the financial strength of the issuing insurance company or by a bank (Guaranteed Investment Contracts or Bank Investment Contracts), or by a portfolio of bonds with a financial guarantee issued by an insurance company or bank that allowed the bond portfolio to be valued at contract value (Alternative Investment Contracts).

The Master Trust's alternative investment contracts provided for a fixed return on principal over a specified period of time through fully benefit-responsive wrapper contracts issued by third parties which were backed by the underlying assets owned by the Trust. The contract value of the alternative investment contracts was $121,757,267 at December 31, 2004. The fair value of the investments underlying the alternative investment contracts was $122,635,814 and the fair value of the wrapper contracts was $(878,547) at December 31, 2004.

There are no reserves for credit risk of the contract issuers or any other risk. The average yield of the Fixed Income Fund was 4.6 % and 3.9%, for the 10 months ended October 31, 2005 and the year ended December 31, 2004, respectively. The crediting interest rates were based on an agreed-upon formula with the issuers, and were reset monthly, quarterly, or annually. The crediting interest rates could not be less than zero percent.

The investments in the Fixed Income Fund were transferred in-kind to the VRST in October 2005.

Payment of Benefits

Distributions are recorded when paid to participants.

Administrative Costs

Investment fees and fund management expenses are deducted from the investment returns of each fund. All other expenses incurred in the administration of the Plan are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

3. MASTER TRUST ARRANGEMENT

The Plan's investments are held by the Vanguard Fiduciary Trust Company in the Alcancorp Master Savings Trust (the "Master Trust"), where the Plan's investments are commingled with the Alcancorp Hourly Employees' Savings Plan and, effective January 2, 2004, the Thrift and Deferred Compensation Plan for Employees of Alcan Packaging Puerto Rico Inc. The Plan has a specific interest in the net assets of the Master Trust, which represents the total of the specific interests of the individual participants in the Plan. At December 31, 2005 and 2004, the Plan's interest in the net assets of the Master Trust was approximately 85% and 90%, respectively.

Effective December 2, 2005, Novelis Inc., a former participating employer in both the Plan and the Alcancorp Hourly Employees' Savings Plan exited the Master Trust. Assets of $246,287,814 and $14,510,036 were transferred from the Plan and the Alcancorp Hourly Employees' Savings Plan, respectively, to successor plans and trusts.

Effective January 2, 2004, the assets of the Thrift and Deferred Compensation Plan for Employees of Alcan Packaging Puerto Rico, Inc. in the amount of $4,744,575 were merged into the Master Trust.

Effective February 1, 2004 a loan in the amount of $8,122 was transferred from the Alcancorp Employees' Savings Plan to the CGI Information Systems & Management Consultants, Inc. 401(k) Savings Plan.

Effective November 1, 2004, Toyal America Inc., a former participating employer in both the Plan and the Alcancorp Hourly Employees' Savings Plan exited the Master Trust. Assets of $4,687,839 and $1,081,848 were transferred from the Plan and the Alcancorp Hourly Employees' Savings Plan, respectively, to successor plans and trusts.

The Master Trust Statements of Net Assets Available for Benefits are provided below:

Assets:	December 31, 2005	December 31, 2004
Investments:		
Short term investment, at market value	$ -	$ 6,249,400
Guaranteed investment contracts ("GICs")	-	42,133,326
Alternative investment contracts:		
Corporate Bonds	-	59,855,068
Mortgage-Backed Securities	-	36,335,859
U.S. Government Bonds	-	25,092,527
Wrapper Contracts	-	(878,547)
Other	-	1,352,360
Registered investment companies, at market value	109,187,737	259,985,064
Common/Collective trust, at market value	89,046,713	-
Alcan Inc. common stock, at market value	11,496,221	19,378,646
Novelis, Inc. common stock, at market value	872,659	-
Loan Fund	4,593,824	12,438,854
Net Assets	$ 215,197,154	$ 461,942,557

The Master Trust investment income is provided below:

	For the Years Ended December 31, 2005	For the Years Ended December 31, 2004
Investment income:		
Interest income, investment contracts	$ 6,513,993	$ 6,580,239
Interest income, other	649,407	642,153
Dividend income	4,441,760	5,294,199
	11,605,160	12,516,591
Net appreciation (depreciation) in the fair value of investments:		
Registered investment companies	13,065,200	21,938,205
Alcan Inc. common stock	(2,962,814)	1,320,667
Novelis Inc. common stock	1,459,973	-
	$ 23,167,519	$ 35,775,463

The net assets in the Master Trust have been distributed among the funds as follows:

	December 31,	
	2005	**2004**
Funds		
Fixed Income Fund	$ -	$ 170,061,741
Vanguard 500 Index Fund	55,045,510	135,603,675
Vanguard Extended Market Index Fund	409,100	32,889,798
Company Stock Fund	11,551,190	19,447,188
Vanguard LifeStrategy Moderate Growth Fund	19,693,882	21,647,579
Vanguard LifeStrategy Growth Fund	228,121	24,152,111
Vanguard Total Bond Market Index Fund	287,014	13,539,540
Vanguard Total International Stock Index Fund	381,359	17,327,564
Vanguard LifeStrategy Conservative Growth Fund	3,848,981	9,460,149
Vanguard LifeStrategy Income Fund	146,924	5,364,647
American Funds EuroPacific Growth Fund	8,372,974	-
American Funds The Growth Fund of America	73,623	-
Dodge & Cox Stock Fund	109,149	-
PIMCO Total Return Fund	6,469,675	-
Vanguard Small-Cap Growth Index Fund	11,274	-
Vanguard Small-Cap Value Index Fund	14,024,914	-
Vanguard Retirement Savings Trust	89,046,713	-
Vanguard Prime Money Market Fund	29,037	9,711
Novelis Stock Fund for Alcan Employees	873,890	-
Loan Fund	4,593,824	12,438,854
Total Funds	$ 215,197,154	$ 461,942,557

Fixed Income Fund

Substantially all of the underlying investments of the Fixed Income Fund were transferred in-kind to the VRST in October 2005. The Fixed Income Fund held the following investment contracts and short-term investments as of December 31, 2004:

2004 Fixed Income Fund Guaranteed and Bank Investment Contracts:	Crediting Interest Rate %	Maturity Date	Contract Value Unless Otherwise Noted
Bayerische Landesbank	5.81%	July 15, 2005	$ 3,080,482
GE Life and Annuity Assurance Company	6.07%	April 17, 2006	6,208,639
Principal Financial Group	6.02%	May 10, 2006	3,712,785
Metropolitan Life Insurance Company	5.87%	July 17, 2006	3,038,386
Principal Financial Group	5.86%	December 29, 2006	4,745,953
Travelers	2.84%	November 30, 2007	4,009,833
Monumental Life	3.67%	December 14, 2007	4,006,308
Travelers	3.06%	January 15, 2008	3,084,405
GE Life and Annuity Assurance Company	3.88%	September 30, 2008	3,146,773
New York Life Insurance Company	3.72%	March 31, 2009	4,037,913
Massachusetts Mutual	4.31%	June 30, 2009	3,061,849
			42,133,326
Alternative Investment Contracts:			
IXIS Financial Products	3.66%	January 5, 2005	3,041,334
New York Life Insurance Company	7.05%	March 31, 2005	2,691,925
New York Life Insurance Company	6.11%	February 28, 2006	3,772,488
JP Morgan Chase Bank	7.24%	March 31, 2006	1,020,750
State Street Bank	3.77%	December 31, 2007	10,502,966
Rabobank Nederland	6.18%	June 30, 2008	2,393,253
AIG Financial Products Corp.	3.62%	September 30, 2008	21,073,348
State Street Bank	3.66%	None*	12,288,849
Rabobank Nederland	4.71%	None*	7,649,430
IXIS Financial Products	3.79%	None*	20,206,863
Union Bank of Switzerland	4.67%	None*	15,077,663
Rabobank Nederland	3.68%	None*	17,337,871
JP Morgan Chase Bank	3.46%	None*	4,700,527
			121,757,267
Total Guaranteed and Alternative Investment Contracts			163,890,593
Short Term Investments, at Market Value			6,171,148
Total Fixed Income Fund			$ 170,061,741

(*) This is an indefinite contract with no final maturity date.

Common Stock Funds

Investments include common shares of Alcan Inc. ("Alcan") (282,080 and 395,160 shares at December 31, 2005 and 2004, respectively) and common shares of Novelis Inc. (41,833 and 0 shares at December 31, 2005 and 2004, respectively). Common shares are purchased on the open market or by private purchase, including purchases from Alcan out of authorized but unissued shares, treasury shares or pursuant to such plans for the purchase of shares as Alcan may offer to its shareholders. Funds may be temporarily invested in a short-term investment fund ($56,200 and $68,542 at December 31, 2005 and 2004, respectively among both funds), as directed by the Trustee, awaiting the purchase of common shares of Alcan or Novelis.

Effective November 11, 2005 the Novelis Stock Fund was suspended with respect to all future contributions and existing account balances under the plans as a result of Securities and Exchange Commission requirements related to the restatement of the financial statements of Novelis for the first and second quarters of 2005. Access to transfer existing balances out of the fund to other investment options remained intact.

4. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and units of a common collective trust managed by an affiliate of Vanguard Fiduciary Trust Company, shares of employer securities, and participant loans. These transactions qualify as party-in-interest transactions. These transactions are not, however, considered prohibited transactions under Section 408(b) of the ERISA regulations.

5. TAX STATUS OF THE PLAN

The Internal Revenue Service has determined and informed the Company by a letter dated October 16, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC. Therefore, no provison for income taxes has been included in the Plan's financial statements.

6. NEW ACCOUNTING AND DISCLOSURE STANDARD

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans" (the "FSP"), which will be effective for the Plan year ending December 31, 2006. The FSP clarifies the definition of fully benefit-responsive investment contracts and establishes enhanced financial statement presentation and disclosure requirements for defined contribution plans subject to the FSP. Management is in the process of analyzing the impact of the FSP on the accounting, presentation and disclosure of the Plan's investments in bank common collective trusts that hold benefit-responsive investment contracts.

7. SUBSEQUENT EVENT

In May of 2006, participants of the Plan were notified that effective June 30, 2006, the Company Stock Fund and the Novelis Stock Fund for Alcan Employees would no longer be available as investment options in the Plan. If the participant did not transfer balances out of these funds to other investment options of their choice prior to June 30, 2006, the assets were transferred to the Vanguard LifeStrategy Moderate Growth Fund.

Effective February 1, 2006, the Plan was amended to provide automatic enrollment of eligible employees, with 3% pre-tax contributions to be automatically contributed to the Vanguard Moderate Growth Fund.

Alcancorp Employees' Savings Plan
Schedule H, Item 4i – Schedule of Assets (Held at End of Year)
December 31, 2005

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Current Value
* Participant Loans	Varying maturity dates and interest ranging from 4% to 10.0%	$2,749,940
Alcancorp Master Savings Trust	Master Trust	180,525,069

* Represents a party-in-interest


END